
Mail Stop 3561

April 10, 2009

John D. Lane
Chief Executive Officer
Lane Co. 3, Inc.
333 Sandy Springs Circle, Suite 230
Atlanta, GA 30328

Re: Lane Co. 3, Inc.
Form 10-K for Fiscal Year Ended September 30, 2008
Filed December 16, 2008
Form 10-Q for Fiscal Quarter Ended December 31, 2008
Filed February 6, 2009
File No. 0-51675

Dear Mr. Lane:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended September 30, 2008

Item 8A – Controls and Procedures, page 10

1. You only refer to one aspect of disclosure controls and procedures and omit the reference to accumulation and communication to management of information. If true, please confirm supplementally that based upon the evaluation of your management, including your chief executive and chief financial officer, you also concluded that as of the end of the period covered by this report (i.e., September 30, 2008) your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Please confirm to us that in future periodic reports you will provide a complete definition of the term disclosure controls and procedures that conforms to the Rule 13a-15(e) of the Exchange Act whenever your include a definition of the term. Refer to Item 307 of Regulation S-K. In future filings, please also apply this comment to your Form 10-Q.

Exhibits 31.1 and 31.2

2. We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31)(i) of Regulation S-K for the exact text of the required Section 302 certifications, and revise your exhibits, as appropriate. In this regard, your certifications should be revised to:

- refer in paragraphs 3, 4 and 4(a) to the "registrant" instead of "small business issuer;"

- include the introductory language in paragraph 4 (i.e., "internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant");

- include language in paragraph 4(a) (i.e., "the registrant, including its consolidated subsidiaries,") …refer to "those entities" instead of "that entity;"

- change the language in paragraph 4(d) (i.e., "the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report);"

·   verify language in paragraph 5(a) concerning (i.e., "have identified for the registrant's auditors any material weaknesses in internal controls").

In future filings on Forms 10-K and 10-Q, please include a certification that is consistent with Item 601(b)(31)(i) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended December 31, 2008

Item 4 – Controls and Procedures

3. We note the following statement in your Form 10-Q: "The Certifying Officers necessarily applied their judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management's control objectives." In your response letter, please confirm if true, that your CEO and CFO concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by your Form 10-Q. In addition, ensure that future reports clarify whether your CEO and CFO concluded that the controls and procedures are effective at the reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm

Closing Comments

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or Ryan C. Milne, Accounting Branch Chief at (202) 551-3688 if you have any questions regarding these comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services